

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2011

<u>Via E-mail</u>
Nicole Leigh, President
Zaldiva, Inc.
331 East Commercial Boulevard
Ft. Lauderdale, FL 33334

Re: Zaldiva, Inc
Preliminary Proxy Statement on Schedule 14A
Filed November 16, 2011
Revised Preliminary Information Statement on Schedule 14C
Filed November 7, 2011
File No. 000-49652

Dear Ms. Leigh:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: <u>Via E-mail</u>
Branden T. Burningham, Esq.
Suite 205, 455 East 500 South Street
Salt Lake City, Utah 84111